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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                           Valence Technology, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock
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                       (Title of Class of Securities)

                                918914-10-2
                     ----------------------------------
                              (CUSIP Number)

                             February 14, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB control number.

                                      1.
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                                  SCHEDULE 13G

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CUSIP No.    918914-10-2                    Page        2    of    4     Pages
            ----------------                          -------     ------
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSONS (ENTITIES ONLY)

          Carl E. Berg
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2         CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
          OF A GROUP*                             (b)  /X/
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------------------- ------ -------------------------------------------

                             5      SOLE VOTING POWER

         NUMBER OF                  3,207,225
          SHARES
       BENEFICIALLY          ------ --------------------------------------------
         OWNED BY            6      SHARED VOTING POWER
          EACH
        REPORTING                   149,254
         PERSON              ------ --------------------------------------------
          WITH               7      SOLE DISPOSITIVE POWER
                                    3,207,225
                             ------ --------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    149,254
                             ------ --------------------------------------------
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,356,479
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES* /X/ See Item 4(b)
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.7%
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12        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    2

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ITEM 1.

    (a)           NAME OF ISSUER;

                  Valence Technology, Inc.

    (b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  301 Conestoga Way, Henderson, NV  89015

ITEM 2.

    (a)           NAME OF PERSON FILING:

                  Carl E. Berg

    (b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  10050 Bandley Drive
                  Cupertino, CA 95014

    (c)           CITIZENSHIP:

                  USA

    (d)           TITLE OF CLASS OF SECURITIES:

                  Common Stock

    (e)           CUSIP NUMBER:

                  918914-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(B), OR 240.13d-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) / / An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

    (e) / / An investment adviser in accordance with
            Section 240.13d-1(b)(1)(ii)(E);

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP

    (a)           AMOUNT BENEFICIALLY OWNED:
                  3,356,479 shares (includes 82,228 shares of the options exercisable with in 60 days of December 1998).

    (b)           PERCENT OF CLASS:
                  12.7% (based on 26,409,978 shares outstanding as of December 31, 1998) includes 82,228 shares of options exercisable within 60 days of December 31, 1998; 150,000 shares held by Mr. Berg; warrants to purchase an aggregate of 149,254 shares held by Baccarat Electronics, Inc., of which Mr. Berg is president and principal stockholder; 300,000 shares held by West Coast Venture Capital, of which Mr. Berg is the President and principal stockholder; 2,499,997 shares held by Baccarat Development Partnership for which Mr. Berg serves as the president of the corporate general partner, 105,000 shares held by Berg & Berg Enterprises,
                  Inc. and 70,000 shares held by Berg & Berg Profit Sharing Plan 1/1/80 FBO Carl E. Berg Basic Transfer, Carl E. Berg, Trustee. Does not include 1,302,825 shares held in trust for Mr. Berg's children. Mr. Berg is not a trustee of the trust and he disclaims beneficial ownership of shares which are deemed to be outstanding for purposes of calculating beneficial ownership.

    (c)           NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i) sole power to vote or to direct the vote:  3,207,225

                 (ii) Shared power to vote or to direct the vote:  149,254

                                       3
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                 (iii) Sole power to dispose or to direct the disposition of:
                       3,207,225

                 (iv)  Shared power to dispose or to direct the disposition of:
                       149,254

Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

Item 9.           NOTICE OF DISSOLUTION OF A GROUP:

                  Not applicable

Item 10.          CERTIFICATION:

                  Not Applicable



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 11, 1999
                                       ----------------------------------------
                                                         Date

                                                  /s/ Carl E. Berg
                                       ----------------------------------------
                                                      Signature

                                                     Carl E. Berg
                                       ----------------------------------------
                                                      Name/Title